Mail Stop 6010

      	June 17, 2005

Ms. Nancy H. Handel
Senior Vice President and Chief Financial Officer
Applied Materials, Inc.
P.O. Box 58039
Santa Clara, CA 95052

      Re:	Applied Materials, Inc.
      Form 8-K dated February 15, 2005
      Filed February 15, 2005
      File No. 000-06920

Dear. Ms. Handel:

	We have completed our review of your Form 8-K and do not, at this time, have any further comments.


							Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant